File No. 812-14993

As filed with the Securities and Exchange Commission on May 29, 2019

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

AMENDED AND RESTATED APPLICATION PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM THE PROVISIONS OF SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT, AND PURSUANT TO RULE 17d-1 UNDER THE ACT, PERMITTING CERTAIN TRANSACTIONS IN ACCORDANCE WITH SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER

CALVERT FUND

CALVERT IMPACT FUND, INC.

CALVERT MANAGEMENT SERIES

CALVERT RESPONSIBLE INDEX SERIES, INC.

CALVERT SOCIAL INVESTMENT FUND

CALVERT VARIABLE SERIES, INC.

CALVERT WORLD VALUES FUND, INC.

1825 Connecticut Ave NW, Suite 400
Washington, DC 20009

CALVERT RESEARCH AND MANAGEMENT

Two International Place

Boston, MA 02110

Please direct all communications regarding this Amended and Restated Application to:

Katy D. Burke

Calvert Research and Management

Two International Place

Boston, MA 02110

Phone: 617-672-8879

With a copy to:

Sarah Clinton

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Phone: 617-951-7375

This Application (including Exhibits) contains 24 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of

CALVERT FUND

CALVERT IMPACT FUND, INC.

CALVERT MANAGEMENT SERIES

CALVERT RESPONSIBLE INDEX SERIES, INC.

CALVERT SOCIAL INVESTMENT FUND

CALVERT VARIABLE SERIES, INC.

CALVERT WORLD VALUES FUND, INC.

CALVERT RESEARCH AND MANAGEMENT

1825 Connecticut Ave NW, Suite 400

Washington, DC 20009

Two International Place

Boston, MA 02110

Investment Company Act of 1940

File No. 812-14993

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AMENDED AND RESTATED APPLICATION PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM THE PROVISIONS OF SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT, AND PURSUANT TO RULE 17d-1 UNDER THE ACT, PERMITTING CERTAIN TRANSACTIONS IN ACCORDANCE WITH SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER

I.	SUMMARY

Calvert Fund, Calvert Impact Fund, Inc., Calvert Management Series, Calvert Responsible Index Series, Inc., Calvert Social Investment Fund, Calvert Variable Series, Inc., and Calvert World Values Fund, Inc. (collectively, the “Calvert Funds”), each a registered open-end investment management company under the Investment Company Act of 1940, as amended (the “1940 Act”) that offers one or more series of shares, on their own behalf and on behalf of each of their respective series, and Calvert Research and Management (“CRM” and, collectively with the Calvert Funds, the “Applicants”) hereby submit this amended and restated application (such application along with any further amendments thereto, the “Application”) for an order of the United States Securities and Exchange Commission (the “Commission”) as described herein. The Applicants request that the order apply not only to the Applicants, but that it also extend to any other existing or future series of the Calvert Funds and to any existing or future registered investment management companies or series thereof (collectively with the Calvert Funds, the “Funds” and each a “Fund”) that are, or may in the future be, advised by CRM or any entity controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with CRM, or any successor in interest to any such entity[1] (each and collectively, the “Adviser”). All entities that currently intend to rely on the Requested Order, as defined below, have been named as Applicants and any other entity that relies on the Requested Order in the future will comply with the terms and conditions of the Application.

[1] For purposes of the Requested Order, as defined below, “successor” is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

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Applicants request that the Commission issue an order (the “Requested Order”) (i) pursuant to Sections 6(c) and 17(b) of the 1940 Act, granting an exemption from the provisions of Section 17(a)(1) and Section 17(a)(2) of the 1940 Act; and (ii) pursuant to Rule 17d-l(a) under the 1940 Act permitting certain transactions in accordance with Section 17(d) and Rule 17d-l(b) thereunder, to the extent necessary to permit each Fund to invest a portion of its net assets in certain fixed rate notes issued in connection with the community investment program sponsored by Calvert Impact Capital, Inc. (“CIC”).[2]

II.	BACKGROUND

The Calvert Funds consider environmental, social, and governance (“ESG”) criteria in selecting their investments. In this connection, certain of the Calvert Funds have made high social impact (“HSI”) investments, which offer the opportunity to promote sustainability and positive social impact. From 1998 to 2016, the Calvert Funds’ HSI investments included the acquisition of notes (the “Existing Notes”) issued through CIC’s Community Investment Notes Program in accordance with an exemptive order issued by the Commission in 1998 (the “1998 Order”).[3] The 1998 Order permitted certain Calvert Funds to invest a portion of their assets in the Existing Notes. The Fund’s former investment adviser, Calvert Investment Management, Inc. (“CIM”) (formerly known as Calvert Asset Management Company, Inc.), was the adviser to the registrants relying on the 1998 Order. The Calvert Funds stopped relying on the 1998 Order to make additional investments in notes issued through the Community Investment Notes Program following the purchase, on December 30, 2016, by CRM of substantially all of the business assets of CIM. Following this transaction, CRM became the Calvert Funds’ investment adviser on December 31, 2016.

From 1998 to 2016, the Boards of Directors/Trustees (collectively, the “Funds’ Board”) of the Calvert Funds that invested in the Existing Notes and other HSI investments gained experience with respect to the oversight of HSI investing. CRM and the Funds’ Board have determined that the ability to continue to invest through the Community Investment Notes Program or a similar program sponsored by CIC (the “CIN Program”) would be appropriate for the Calvert Funds, including making additional investments in notes issued by CIC through the CIN Program (the “New Notes” and, collectively with the Existing Notes, the “Notes”).

Applicants believe that investment in the Notes offers an efficient and cost-effective means by which the Calvert Funds can make HSI investments. By using the Notes as a vehicle for HSI investing, the Funds are relieved of the range of administrative functions normally associated with investments in small organizations, such as those normally encountered by investors seeking to participate in HSI investments. In addition, by investing in the Notes, the Funds have the benefit of exposure to investments in a diversified group of impact-focused organizations, thereby reducing the potential adverse impact that a default by a more concentrated investment in one of these organizations would have on the Funds.

[2] Effective October 31, 2017, Calvert Social Investment Foundation, Inc. changed its legal name to Calvert Impact Capital, Inc.

[3] Investment Company Act Release Nos. 23306 (July 8, 1998) (notice) and 23376 (Aug. 4, 1998) (order).

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III.	APPLICANTS
A.	The Calvert Funds

Each Calvert Fund is registered under the 1940 Act as an open-end investment management company of the “series” type. Calvert Fund, Calvert Management Series, and Calvert Social Investment Fund are each organized as a business trust under the laws of The Commonwealth of Massachusetts. Calvert World Values Fund, Inc., Calvert Responsible Index Series, Inc., Calvert Variable Series, Inc., and Calvert Impact Fund, Inc. are each organized as corporations under the laws of the State of Maryland. All of the Calvert Funds are advised by CRM, an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).[4]

B.	CRM

CRM is a business trust established under the laws of The Commonwealth of Massachusetts. CRM is a subsidiary of Eaton Vance Management, which is a wholly-owned subsidiary of Eaton Vance Corp., a Maryland corporation and publicly-held holding company. Eaton Vance, Inc. serves as trustee of CRM.

CRM became the investment adviser to each Calvert Fund on December 31, 2016 as a result of a transaction between CRM and certain of its affiliates and the Calvert Funds’ previous investment adviser, CIM, and certain of its affiliates, pursuant to which CRM acquired substantially all of the business assets of CIM. The investment advisory agreements between CRM and each Calvert Fund were approved by the applicable Calvert Fund’s shareholders in connection with the transaction.[5] CRM also serves as administrator to each Calvert Fund, providing administrative services and related office facilities.

IV.	discussion of CIC and THE CIN PROGRAM
A.	Background Regarding CIC and the CIN Program
1.	CIC

CIC is a nonstock corporation organized under the laws of the State of Maryland on September 20, 1988, and is designed to operate as a non-profit organization within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). CIC was organized by the founders of CIM for the purpose of, among other things, making loans to (and other investments in) organizations aligned with CIC’s mission and increasing public awareness and knowledge of the concept of socially responsible investing. CIC’s goals, as stated in the current prospectus for the Notes, are “to show that capital, used in innovative and collaborative ways, can create a more equitable and sustainable world” and “to connect, cultivate, and inspire those who want to shape the world for good.” CIC focuses its work on offering investors the ability to support organizations that strengthen communities and sustain our planet. Responsibility for the business, property, and affairs of CIC is vested in its Board of Directors (the “CIC Board”).

[4] The Adviser of each Fund will be an investment adviser registered under the Advisers Act.

[5] CRM’s acquisition of substantially all of the business assets of CIM was subject to various closing conditions including shareholder approval of a new investment advisory agreement between CRM and each Calvert Fund, as well as, for some Calvert Funds, new investment sub-advisory agreements.

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The CIC Board and the Funds’ Board share certain common trustees/directors.[6] Currently, there is one common trustee/director between the CIC Board (comprised of thirteen directors) and the Funds’ Board (comprised of eight directors/trustees). The common board member is also the chief executive officer of CRM (and the only director/trustee on the Funds’ Board that is an “interested person” of the Funds).[7] In addition, another trustee on the Funds’ Board is a director emeritus on the CIC Board[8] and two directors and one director emerita on the CIC Board serve on the Advisory Council to the Funds’ Board.[9] Because the members of the CIC Board are subject to term limits, this overlap is expected to diminish over the next two years.[10] In addition to the board overlap noted above, a second officer of CRM (in addition to the chief executive officer), who is also a portfolio manager for a series of Calvert Management Series,[11] serves on the CIC Board. Further, CRM supports CIC in a number of ways, as described in Section IV.B.3. Under these circumstances, it is possible that each of the Calvert Funds may be deemed to be an “affiliated person,” or an “affiliated person of an affiliated person,” of CIC within the meaning of Section 2(a) of the 1940 Act and as that term is used in various provisions of Section 17 of the 1940 Act. Accordingly, any sale of securities by CIC to the Calvert Funds could be deemed to violate the various prohibitions set forth in Sections 17(a)(1), 17(a)(2), and 17(d) of the 1940 Act and Rule 17d-l thereunder. The Requested Order would relieve Applicants from certain of these prohibitions to the extent and under the conditions described herein with respect to the Notes.

2.	The CIN Program

CIC began the CIN Program in October 1995. The CIN Program is designed to provide financing solutions to organizations seeking to address an array of social and environmental problems. In connection with the CIN Program, CIC issues Notes with fixed rates of interest to domestic individuals and institutional investors (“Noteholders”).[12] CIC currently offers the Notes to investors with various set terms and interest rates. A potential investor can select the particular Note in which it would like to invest

[6] The composition of the Funds’ Board and CIC Board has changed since the issuance of the 1998 Order. In 1998, all members of the Funds’ Board and CIC’s Board, except for one member, were the same, and the Calvert Funds’ assistant counsel also provided counsel to CIC. While there is no longer overlap of the assistant counsel between the Funds and CIC, two officers of CRM serve on CIC’s Board as described herein.

[7] The chair of the Funds’ Board, who is not an “interested person” of the Calvert Funds, does not have a role on the CIC Board.

[8] The director emeritus and director emerita on the CIC Board have no voting rights with respect to the business, property, or affairs of CIC.

[9] The Funds’ Board has established an Advisory Council to aid the Board and the Adviser in advancing the cause of responsible investing through original scholarship and thought leadership. The Advisory Council provides guidance and advice on aspects of corporate stewardship and responsible investing, but does not have any voting rights with respect to the Funds’ Board and does not control the Funds’ Board. The Advisory Council has been funded through the end of 2019.

[10] The term limits are expected to result in one Advisory Council member’s CIC term to expire at the end of each of 2019 and 2020.

[11] The series of Calvert Management Series for which the CRM officer currently serves as a portfolio manager does not hold any Existing Notes at the time of this Application, although the Board has authorized HSI investing by the series and it may invest in Notes in the future. Effective March 1, 2019, this CRM officer has been appointed Senior Advisor to the firm’s floating-rate loan group and is expected to step down as portfolio manager of the series effective October 31, 2019.

[12] The Existing Notes, issued to the Calvert Funds under the 1998 Order, have also been made available to other organizations and individuals resident in the United States (other than Washington state). The Notes, which would likely be characterized as securities for purposes of the Securities Act of 1933, as amended (the “Securities Act”), are exempt from registration under the Securities Act pursuant to Section 3(a)(4) thereof. That section provides, in pertinent part: “Except as hereinafter expressly provided, the provisions of this title shall not apply to the following class of securities: . . . Any security issued by a person organized and operated exclusively for religious, educational, benevolent, fraternal, charitable, or reformatory purposes and not for pecuniary profit and no part of the net earnings of which inures to the benefit of any person, private stockholder or individual.” CIC is exempt from registration under the 1940 Act pursuant to Section 3(c)(10) thereof. That section exempts from the definition of “investment company” “. . . (a)ny company organized and operated exclusively for religious, educational, benevolent, fraternal, charitable, or reformatory purposes, no part of the net earnings of which inures to the benefit of any private shareholder or individual.” The Commission has not, however, made an independent determination that the Notes are exempt from registration or that CIC is excluded from the definition of an investment company or exempt from registration as an investment company.

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from the current offerings based on the term of the Note and corresponding fixed interest rate (currently ranging from zero to four percent).[13] Each Note provides a fixed rate of interest to the Noteholder for the term of the particular Note. The operating expenses associated with the administration of CIC’s CIN Program are treated by CIC as part of its general operating expenses and there is no fee assessed upon Noteholders for their investment in the Notes.

The proceeds from these Notes primarily are used to provide financing to community development organizations, projects, funds and other social enterprises across a variety of impact sectors, including community development, microfinance, affordable housing, small business, renewable energy, environmental sustainability, education, health, and sustainable agriculture (collectively, the “Participating Borrowers”) with missions that may include addressing climate change, supporting quality education, promoting financial inclusion, strengthening women’s empowerment, and increasing access to quality affordable housing. [14] The interest rates associated with CIC’s investments in and loans to the Participating Borrowers are determined through consideration of the general current market, the Participating Borrower’s positive social and/or environmental impact, and the Participating Borrower’s risk level.

CIC conducts due diligence on potential Participating Borrowers before extending financing in order to ensure financial viability and mission fit. Due diligence includes analysis of the Participating Borrower’s operational and management track record, financial and social performance, capital structure, asset quality, and alignment with CIC’s financing thesis and sector impact focus. To evaluate financing opportunities under the CIN Program, the CIC Board has established a committee (the “Credit Committee”)[15] to review prospective Participating Borrowers, in part by reviewing due diligence reports produced by CIC’s staff analysts. Participating Borrowers typically are expected to provide three years of financial information at the outset, followed by quarterly financial statements and reports. CIC assesses risk levels on each potential financing, monitors exposures at the portfolio level, and updates risk ratings at least annually. The terms of each financing, including the interest rates on the loans, are approved by the Credit Committee and portfolio reports are reviewed by the Credit Committee on a quarterly basis.

CIC maintains a reserve against loan losses in its loan portfolio. The loan loss reserve factors (both standard factors and specific factors for new markets and products) are established by CIC management and are approved and overseen by the Credit Committee and the Risk Committee. The standard loan loss reserve is driven by a Participating Borrower’s risk rating, as determined by CIC, applied to each loan at the time of origination. CIC will review the loan loss reserve at least annually and

[13] Existing Notes held by one or more of the Calvert Funds under the terms of the 1998 Order had initial maturities of one, three, or five years and anticipated fixed rates of return. The Existing Notes held by the Calvert Funds as of the date of this Application are subject to three year terms that commenced in 2016. The New Notes will have maturities of between one and twenty years and also anticipate fixed rates of return.

[14] CIC’s primary use of the Note proceeds takes the form of loans made to Participating Borrowers, but also can take the form of equity investments (including limited or general partnership interests) or other investments.

[15] The members of the Credit Committee are appointed by the CIC Board and consist of four members of the CIC Board, the Chief Financial Officer of CIC, and no more than three non-Board members with specific expertise, as may be appointed from time to time. All members of the Credit Committee are expected to have sufficient financial, credit, and/or industry sector experience and ability to enable them to discharge their responsibilities.

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additional reserve for a particular loan may be established due to management’s assessment of the potential for loss. Although Noteholders, including the Calvert Funds, would not have a cause of action against the Participating Borrowers in the event of a default by a Participating Borrower, the Noteholders would benefit from CIC’s loan loss reserve. As of December 31, 2018, CIC maintained $5.84 million in loan loss reserve against $410.10 million in outstanding Notes.[16]

B.	Discussion of the Calvert Funds’ Participation in the CIN Program
1.	Investment Selection

The Calvert Funds have established a responsible investment framework (“responsible investing framework”) pursuant to which HSI investment opportunities, including investments in the Notes, are evaluated by CRM.[17] In evaluating these opportunities, CRM seeks to (i) identify issuers that operate in a manner consistent with or promote certain positive core investment values, including environmental sustainability and resource efficiency, equitable societies and respect for human rights, and accountable governance and transparency and (ii) use HSI investing to further objectives consistent with these core values. Investments are selected for financial soundness and evaluated according to the applicable Fund’s responsible investing framework, the application of which is considered to be in the economic interest of the Fund and its shareholders. The Adviser has discretion, subject to the applicable responsible investing framework, to invest up to 3% (or such lesser amount, as disclosed in the applicable Fund’s registration statement) of each Calvert Fund’s assets in HSI investments.[18] Securities may be deemed suitable for investment even if the issuer does not operate in accordance with all elements of an individual Calvert Fund’s responsible investing framework. The responsible investing framework of a Calvert Fund may be changed by the Funds’ Board without shareholder approval.

HSI investments may be made by the Calvert Funds in a variety of ways, including through the purchase of debt securities. For example, the investment policy included in the current registration statement of each Calvert Fund that is currently making HSI investments states:

High Social Impact Investments Program. . . . . High Social Impact Investments are investments that, in CRM’s opinion, offer the opportunity for significant sustainability and social impact. The program includes (i) debt obligations that offer a below-market interest rate and (ii) equity investments that may not generate a market rate of return.

High Social Impact Investment debt obligations are unrated and of below-investment grade quality, and involve a greater risk of default and price decline than investment grade investments. High Social Impact Investments are illiquid, and a Fund may be unable to dispose of them at current carrying values.

Similar disclosure would be included in the registration statement of any Fund relying on the Requested Order prior to the Fund’s investment in the Notes.

[16] Additionally, CIC’s impact mission is funded by individual and institutional investors, as well as by several loans, guarantees, and grants that are subordinated to the Notes. As of December 31, 2018, CIC had net assets of $49.29 million, which potentially could provide support for the Notes.

[17] For example, CRM has adopted the Calvert Principles for Responsible Investment, under which investments for certain Calvert Funds are evaluated, and which provide a framework for considering ESG factors that may have a material effect on investment performance.

[18] The Calvert Funds’ investments in the Existing Notes pursuant to the 1998 Order were made in accordance with such Funds’ non-fundamental investment policies relating to HSI investments, as adopted by the Funds’ Board.

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2.	Investment Monitoring, Administration, and Reporting

CRM provides each Calvert Fund with investment management and supervisory services. To the extent provided in each Calvert Fund’s registration statement, in selecting Fund investments, the portfolio managers utilize information provided by CRM’s research staff. Further, CRM monitors the Calvert Funds’ investments and, if CRM determines that an issuer does not operate in a manner generally consistent with the applicable Fund’s overall responsible investing framework, the security will be sold at a time and in a manner that is determined to be in the best interest of shareholders.[19] Information about the Calvert Funds’ investments in the CIN Program is presented to the Funds’ Board on a quarterly basis, thereby mitigating potential conflicts that CRM may have with the CIN Program.

3.	The Calvert Funds’ and CRM’s Involvement in the CIN Program

Although each of the Calvert Funds has distinct investment objectives and policies, a guiding philosophy of each Calvert Fund is an interest in fostering ESG initiatives by investing a small percentage of its net assets pursuant to special non-principal investment strategies, including HSI investment opportunities such as the CIN Program. The Funds’ Board has authorized each Calvert Fund to invest up to 3% of its net assets in HSI investments. These investments are subject to a responsible investing framework and registration statement disclosure. As of the date of this Application, pursuant to limits disclosed in the registration statements for the Calvert Funds, each series of Calvert Fund and Calvert Responsible Index Series, Inc., and certain series of Calvert Impact Fund, Inc., Calvert Management Series, and Calvert Social Investment Fund, are permitted to invest up to 1% of their net assets in HSI investments, and each series of Calvert World Values Fund, Inc. and certain series of Calvert Impact Fund, Inc.[20] are permitted to invest up to 3% of their net assets in HSI investments.[21] If the Requested Order is granted, the Calvert Funds that currently limit HSI investments to 1% of their net assets are expected to revise their registration statement disclosure to reflect that they are permitted to invest up to 3% of their net assets in HSI investments. The Calvert Funds that do not currently invest their assets in HSI investments may do so in the future, subject to the relevant responsible investing framework and appropriate disclosure. As of December 31, 2018, the Existing Notes held by the Calvert Funds represented $54.12 million of the approximately $410.10 million in Notes issued pursuant to the CIN Program.[22]

CRM does not invest in CIC by directly purchasing Notes for its own account.[23] However, CRM supports CIC in a number of ways. CRM has licensed use of the Calvert name to CIC and has committed to make an annual $250,000 donation to CIC in each of five consecutive years beginning in 2018. CRM may extend or expand that commitment in the future. Additionally, in response to requests from intermediaries for information about impact investing or CIC, representatives of a limited purpose broker-dealer affiliated with CRM may direct such intermediaries to CIC. Neither CRM nor the affiliated

[19] Under the 1998 Order, the Funds’ Board delegated oversight of the Calvert Funds investments in the Existing Notes to the HSI Committee of the Funds’ Board. Such committee was responsible for reviewing CIC’s programs and assisting the Funds’ Board in evaluating whether the Calvert Funds’ investments in the Existing Notes complied with each such Fund’s investment objective(s) and policies. Pursuant to the Requested Order, oversight of the Funds’ investments in the Notes will be conducted by the full Funds’ Board.

[20] Calvert Global Energy Solutions Fund, a series of Calvert Impact Fund, Inc., is permitted to invest up to 3% of its net assets in HSI investments, subject to a limitation on total High Social Impact and Special Equities investments, as defined in the Fund’s registration statement, of 5% of the Fund’s net assets.

[21] No series of Calvert Variable Series, Inc. currently may invest its assets in HSI investments.

[22] This amount represents approximately 13% of the Notes issued pursuant to the CIN Program and approximately 37% of the $145.81 million of Notes maturing in 2019.

[23] CRM may, however, have indirect investment exposure to CIC through seed investments in the Funds.

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broker-dealer would receive any compensation in connection with the foregoing activity and neither CRM nor the affiliated broker-dealer anticipates involvement in suitability determinations or in selling the Notes directly to individuals or organizations on an agency basis. Further, CRM represents that the above-described activities of its affiliated broker-dealer would not affect the value of, or interest paid under the terms of, any Note purchased by a Fund in reliance on the Requested Order.

V.	Appropriateness of the Funds’ PARTICIPATION in the CIN Program

Each potential investor in the CIN Program, including CRM on behalf of any participating Fund, would be responsible for making its own decision to invest in the Notes. Each such investor would be provided with offering documents describing the CIN Program and the risks associated with investments in the Notes and HSI investments in general.[24] Applicants believe that permitting the Funds to purchase Notes through the CIN Program is appropriate for the reasons set forth below.

First, Applicants are committed to ensuring that the Funds that seek HSI investment opportunities have access to a broad range of these opportunities. Investment in the Notes provides exposure to a diverse range of organizations sourced by CIC, including not-for-profit community development organizations, projects, funds, and other social enterprises that focus on affordable housing, economic development, and other social and environmental concerns in urban and rural communities. As a practical matter, HSI investment requires a significant amount of time and attention, both from an investment and an administrative perspective. Applicants believe that, through the CIN Program, CIC will be able to achieve economies of scale in analyzing, placing, and processing prospective investments and that the Funds will benefit from these economies if permitted to use CIC as a vehicle for HSI investing. In addition, the Funds will be relieved of the detailed due diligence, placement, and processing functions that each of the Funds would otherwise be required to perform in making direct HSI investments, as well as the costs associated with the maintenance of a number of small positions in the investment portfolio of each of the Funds. By purchasing the Notes, the Funds also would have the benefit of investing in a diversified group of social impact organizations, thus reducing the potential detriment to an investing Fund caused by a default of a more concentrated position in one of these organizations. In addition, investment through the CIN Program will allow the Funds to benefit from any loan loss reserve or other similar arrangement that CIC provides.

Second, the decision to participate in the CIN Program would be made by the Adviser[25] in a manner consistent with the investment objectives and policies adopted by the Funds’ Board, disclosure provided to the Funds’ shareholders, and the fiduciary duties of the Adviser, and subject to the oversight of the Funds’ Board. Information about the Funds’ investments in the CIN Program would be presented to the Funds’ Board quarterly, as described above.

Third, the nature of HSI investing generally, and participation in the CIN Program specifically, lacks an element of profit motive for CIC or CRM. CIC operates as a non-profit organization under the Code, with a focus on investing to “create a more equitable and sustainable world,” and CRM does not receive any additional compensation for the Funds’ investments in the Notes (aside from the potential impact on a Fund’s asset-based advisory fee). Each Fund’s investment in the Notes would be made independently and any investment by one Fund would not impact the terms of investments available to any other Fund. This, together with the fact that the liquidation/redemption features available to the Funds in connection with the Notes will be the same as those available to other Noteholders, mitigates the potential that the policies underlying Section 17(d) will be violated.

[24] In particular, prospective investors are informed that they should plan to hold the Notes through their stated maturity dates, as the Notes carry no redemption rights and there is not expected to be any secondary market in the Notes.

[25] For Funds that are sub-advised, this decision would be made by the Adviser and investments in the Notes would not be counted as assets managed by such sub-adviser for purposes of calculating applicable sub-advisory fees.

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VI.	APPLICANTS’ ANALYSIS in support of request for an order exempting applicants from Sections 17(a)(1) and 17(a)(2) pursuant to SECTIONs 6(c) and 17(b) OF THE 1940 ACT
A.	Applicable Provisions of the 1940 Act and Rules Thereunder
1.	Section 17(a)(1) and 17(a)(2): Limits on Purchases and Sales of Securities between Mutual Funds and their Affiliated Persons

Section 17(a)(1) of the 1940 Act generally makes it unlawful for an affiliated person of a registered investment company, or any affiliated person of such affiliated person (hereinafter a “second-tier affiliate”), acting as principal, knowingly to sell any security to such registered company.

In light of the overlapping Board members, the Calvert Funds’ ownership in the Notes, and the other potential means of affiliation described in this Application, CIC may be deemed to be an affiliated person of each of the Calvert Funds.[26] Although exempt from registration under the Securities Act of 1933, the Notes are “securities” within the meaning of Section 17 of the 1940 Act and the rules promulgated thereunder.[27] As such, a purchase of the Notes by any of the Funds may be deemed a “sale” of a security by an affiliated person or a second-tier affiliate of the Funds in contravention of Section 17(a)(1) of the 1940 Act.

Section 17(a)(2) of the 1940 Act generally makes it unlawful for an affiliated person of a registered investment company, or a second-tier affiliate, acting as principal, knowingly to purchase any security from such registered company. Based on the analysis above and absent an order of the Commission, if CIC were deemed to be an affiliated person of the Funds, Section 17(a)(2) would prohibit repurchases of the Notes held by the Funds by CIC or an affiliate of CIC. As previously noted, the Notes are designed to be held to maturity and CIC does not anticipate that any redemption or similar program will be available to Noteholders. CIC is committed, however, to ensuring that the Funds will have the same opportunity to purchase or dispose of any Notes acquired by the Funds as any other Noteholder. Accordingly, Applicants request relief from Section 17(a)(2) to the extent necessary to permit the Funds to take advantage of repurchase or redemption offers, if any, that may arise in the future.

2.	Section 17(b): Authority to Grant Exemptions from Section 17(a)

Section 17(b) of the 1940 Act provides a mechanism for the Commission to exempt any person or transaction from the prohibitions of Section 17(a), provided that the standards set forth in Section 17(b) are met. Section 17(b) provides that the Commission may, by order and upon application, grant such relief if: (i) the terms of the proposed transaction, including consideration to be paid or received, are

[26] Pursuant to Section 2(a)(3)(C) of the 1940 Act, an “affiliated person” of another person includes “any person directly or indirectly controlling, controlled by, or under common control with, such other person.” “Control” is defined in Section 2(a)(9) of the 1940 Act as the “power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.” Because of the common board membership between the Funds’ Board and the CIC Board, and common membership between the CIC Board and the Advisory Council to the Funds, in each case as previously described in this Application, these entities potentially could be deemed to be “under common control” within the meaning of Section 2(a)(3)(C) of the 1940 Act. Further, because the Calvert Funds own a significant portion of the outstanding Notes, the Funds could be deemed to control CIC through the exercise of a controlling influence over the management or policies of CIC. As a result, CIC may be considered to be an affiliated person of the Funds, as that term is used in various provisions of Section 17 of the 1940 Act, including Sections 17(a) and 17(d) thereof and Rule 17d-1 thereunder.

[27] Under Section 2(a)(36) of the 1940 Act, a “security” is defined as any note, stock, treasury stock, bond debenture, or evidence of indebtedness.

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reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statements and reports filed under the 1940 Act; and (iii) the proposed transaction is consistent with the general purposes underlying the 1940 Act.

3.	Section 6(c): Authority of the Commission to Grant Exemptions

Section 6(c) of the 1940 Act provides that the Commission “. . . upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision of the 1940 Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.”

B.	Proposed Transactions in the Notes Satisfy the Standards of Sections 17(b) and 6(c) of the 1940 Act
1.	The participation of the Funds as Noteholders under the terms of the Requested Order is fair and reasonable and does not involve overreaching on the part of any person involved

The CIN Program is CIC’s sole note offering and the Notes evidencing the interests of each Noteholder and specifying the rights of each such Noteholder are subject to the same general terms, with individual issuances subject to certain specific terms such as maturity, the fixed rate of the Note, and the principal amount. Maturity and fixed rate terms are not negotiable by any one or more Noteholder(s), but rather the Noteholder selects the Notes, from the available offerings, based on the maturity and fixed rate terms offered. Further, each of the Funds will be afforded the opportunity to purchase and, if possible, liquidate the Notes on terms that are no less advantageous than those provided to any other Noteholder.

The proceeds derived by CIC from the sale of the Notes to each investor will be commingled with the proceeds of sales to other investors in the issuing pool, and Noteholders will not be able to direct their investments to particular Participating Borrowers that, for example, the Noteholder believes may be more likely to meet its obligations.[28] Under these circumstances, there can be no opportunity for any Noteholder, including the Funds, to participate in revenues received from investments made by CIC on a basis that is more advantageous than any other Noteholder.[29] The CIN Program is designed to ensure fair and reasonable participation by all Noteholders, and relief from Section 17(a)(2) of the 1940 Act to the extent requested does not involve overreaching, but rather offers a safeguard against it.

[28] CIC provides investors in the CIN Program, including the Calvert Funds, with the option to request that their support be targeted to certain specified sectors and initiatives (but not specified Participating Borrowers) within the universe of HSI investments. CIC does not guarantee its ability to allocate proceeds in accordance with Noteholder preferences and it reserves the right to terminate a targeting option and redirect an investment to other available options at any time.

[29] As previously noted, CIC maintains a reserve against loan losses in its loan portfolio for the benefit of investors in the Notes. In the event of a default by a Participating Borrower, the benefit will be shared equally among all Noteholders, including the Funds.

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2.	The proposed purchase of the Notes is consistent with the investment policies of the Funds

The Calvert Funds’ commitment to responsible investing, which may include HSI investing, is consistent with the policies of the respective Calvert Funds. Disclosure relating to the Calvert Funds’ approach to responsible investing is included in the applicable Calvert Funds’ prospectuses, and the Funds have been authorized, or will be authorized prior to relying on the Requested Order, to invest a portion of their assets in HSI investments that present opportunities for furthering the social, economic, or environmental well-being of disadvantaged individuals and their communities.

Purchases of the Notes are consistent with the Funds’ investment policies. The purchase of the Notes is the functional equivalent of a direct HSI investment from both a strategy and risk perspective. The prospectus and/or statement of additional information for each Calvert Fund that will invest in the Notes will, prior to investing in the Notes, include disclosure designed to inform investors about the risks that may be associated with HSI investing, including the fact that such investments may offer a rate of return below the market rate prevailing at the time of the investment. HSI investments are also scheduled in shareholder reports and in other filings required to be made with the Commission, such as Forms N-CSR, and N-PORT.

The Calvert Funds that invested in the Existing Notes characterize them as illiquid debt instruments. Each of the Funds is permitted to invest up to 15% of its net assets in illiquid investments. Like other illiquid instruments or investments for which market quotations are not readily available, HSI investments (including the Notes) acquired by the Funds will be subject to those procedures adopted by the Funds’ Board for the purpose of valuing and monitoring such investments. Under these procedures, the Funds’ Board will be ultimately responsible for the fair valuation of any Notes held by the Funds. While the Funds’ Board has delegated the day to day valuation responsibilities to CRM, the procedures contemplate that the Funds’ Board will meet periodically to review valuation reports and other valuation related matters. The Board, at least annually, reviews the appropriateness of the methods used to value securities and makes changes as appropriate. These procedures provide the Funds’ Board an opportunity to monitor and evaluate the value of such investments within both an investment context and in the context of the social goals of each Fund and the shareholders it serves. HSI investments (including the Notes) acquired by the Funds will also be subject to the liquidity risk management program established by the Adviser for the purpose of assessing and managing the liquidity risk of the Funds pursuant to Rule 22e-4 under the 1940 Act.

Finally, participation by the Calvert Funds in the CIN Program in accordance with the 1998 Order was approved at a meeting of the Funds’ Board held in September 1990 and reaffirmed by shareholders in December 2016, and participation in the CIN Program in accordance with the Requested Order was approved at meetings of the Funds’ Board held in September 2016, March 2017, and March 2019 and a shareholder meeting held in December 2016.[30]

[30] With respect to Funds formed after these meetings, participation in the CIN Program in accordance with the Requested Order will be approved by the respective Fund’s Board of Directors/Trustees and disclosed to shareholders prior to relying on the Requested Order.

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3.	Transactions in Notes by the Funds are consistent with the general purposes underlying the 1940 Act

The Commission has stated that the prohibitions included in Section 17(a) were intended to prohibit self-dealing and other forms of overreaching by affiliated persons of investment companies.[31] The policy rationale underlying Section 17(a) is concern that an affiliated person of a registered investment company, by virtue of its relationship, could cause the registered investment company to purchase securities of poor quality from the affiliated person or to overpay for such securities.

Applicants represent that under the circumstances of the proposed transactions by the Funds in the Notes, the potential for the type of self-dealing that Section 17(a) was designed to prevent is not present. In particular, Applicants point to the fact that only a very limited portion of the assets of any of the Funds will be permitted to be invested in HSI investments, such as the Notes, and that CRM on behalf of each Fund will select the principal amount of, and the term to maturity from the available offerings in the purchase of any Notes. Further, Applicants recognize that, like all HSI investments, a purchase of the Notes is likely to be both illiquid and carry with it the risk that the underlying Participating Borrowers will be unable to meet their financial obligations. It should be similarly recognized, however, that the Funds either have been authorized by the Funds’ Board to make such investments or will be so authorized prior to any investment by a Fund pursuant to the Requested Order. CIC, through the CIN Program, offers a means to make such investments more efficiently, at lower cost and, because a large number of organizations will be represented in CIC’s portfolio of loans and investments, with a reduced risk of loss. This result is consistent with the general purposes of the 1940 Act.

Specifically with respect to the relief requested from Section 17(a)(2), the relief, which would permit the Funds to take advantage of any repurchase or redemption offers that may arise in the future, is necessary to assure that the participation of the Funds will not be on a basis different than, or less advantageous than, that of any other participant in the proposed transactions.

VII.	APPLICANTS’ ANALYSIS IN SUPPORT OF REQUEST FOR AN ORDER EXEMPTING APPLICANTS FROM SECTION 17(d) AND RULE 17D-1 PURSUANT TO RULE 17D-1(a) UNDER THE 1940 ACT
A.	Applicable Provisions of the 1940 Act and Rules Thereunder
1.	Section 17(d) and Rule 17d-l — Prohibition on Joint Transactions

Section 17(d) of the 1940 Act provides, in pertinent part:

It shall be unlawful, for any affiliated person of ... a registered investment company ... or any affiliated person of such person .... acting as principal to effect any transaction in which such registered company ... is a joint or a joint and several participant with such person ...or affiliated person, in contravention of such rules and regulations as the commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant. . .

[31] Investment Company Mergers, Investment Company Act Release No. 25259 (Nov. 8, 2001).

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Rule 17d-1(c) defines the term “joint enterprise or other joint arrangement” for purposes of Section 17(d) as “. . . any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company . . . and any affiliated person of . . . such registered investment company, or any affiliated person of such a person, .... have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking.”  It is possible that CIC would be deemed to be an affiliated person of the Funds within the meaning of Section 17 of the 1940 Act. Accordingly, each of the Funds might be deemed to be participating in a joint transaction with CIC by investing in the Notes. Additionally, because the Calvert Funds are affiliated persons of one another through their common investment adviser, each of the Funds might be deemed to be participating in a joint transaction with each other Fund through investments in the Notes, within the scope of Section 17(d).

2.	Rule 17d-l(b) — Exemption from the Prohibition Against Joint Transactions and Arrangements

When the Commission adopted Rule 17d-1, it provided a basis upon which registered investment companies would be permitted to enter into “joint transactions” with their affiliates subject to Section 17(d) of the 1940 Act. Rule 17d-1 provides, in relevant part:

No affiliated person of ... any registered investment company ... and no affiliated person of such a person ... acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company .... is a participant ... unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval . . .

In passing upon applications pursuant to Rule 17d-1(a) the Commission will consider whether the participation of such registered company in such joint arrangement ...on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Applicants Represent that the Proposed Sale of the Notes to the Funds Satisfies the Standards Set Forth in Rule 17d-l(b) under the 1940 Act
1.	The basis upon which the sale of the Notes to the Funds will take place is consistent with the provisions, policies and purposes of the 1940 Act

As set forth more fully in Section VI.B of this Application, the circumstances surrounding the proposed investments by the Funds are consistent with the provisions, policies, and purposes of the 1940 Act in that the transactions will be effected in accordance with the investment objectives and policies adopted by each Fund. Further, Applicants represent that the Funds are likely to benefit from their participation in the CIN Program in that such participation will likely result in lower transaction costs, and reduction of risks, than would otherwise be associated with direct HSI investments by the respective Funds.

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2.	The participation of the Funds will not be on a basis different from, or less advantageous than, that of any other participant in the proposed transactions

Applicants assert that the proposed participation of the Funds in the CIN Program in the manner described in this Application will not result in the treatment of the investments of any of the Funds on a basis unequal to any other Fund or to any other Noteholder.[32] Rather, to the extent that the Funds determine to invest in the Notes, the investments of the Funds will be pooled with the proceeds of other sales of the Notes and this non-segregated asset base will be used to place investments in the community.

In addition, the proposed arrangement would be free of any inherent bias favoring one of the Funds over another or favoring Noteholders other than the Funds. This is the case because all Noteholders will have the opportunity to select the principal amount of any investment made, and each will participate in the income (losses) generated by the assets underlying such Notes in proportion to their respective investments as set forth in Condition 4. The liquidation and redemption features available to the Funds in connection with the Notes will be the same as those available to other Noteholders and the investments made by CIC will be selected based on the HSI investment policies described above and not the interests of any particular investor.

Finally, the circumstances surrounding the Funds’ transactions in the Notes generally lack an element of profit motive for CIC or CRM, which the courts and the Commission have stated must be present in order to support a finding that the policies underlying Section 17(d) and Rule 17d-l under the 1940 Act have been violated.[33] CIC operates as a non-profit organization under the Code, with a focus on investing to “create a more equitable and sustainable world,” and the Adviser would not receive any compensation for the Funds’ investments in the Notes (aside from the potential impact on a Fund’s asset-based advisory fee). Each Fund’s investment in the Notes would be made independently and any investment by one Fund would not impact the terms of investment available to any other Fund. Investment by more than one Fund in the Notes would result only from a commonality of investment objectives and criteria (including the responsible investing framework), not from any profit motive for CIC or CRM. As such, the proposed transactions in the Notes would not constitute a combination or enterprise conducted for the purpose of making a profit.

VIII.	RELIEF REQUESTED PURSUANT TO SECTION 6(C) UNDER THE 1940 ACT

Applicants believe that the terms of the proposed transaction are appropriate in the public interest and consistent with the protection of investors, and the purposes fairly intended by the policies and provisions of the 1940 Act. Further, the purpose of this Application is to facilitate the implementation by the Funds of the CIN Program as part of the Funds’ overall commitment to responsible investing. Such investments have already been authorized by the Funds’ Board at the time of this Application or will be so authorized prior to any investment by a Fund pursuant to the Requested Order. Applicants represent that the purchase by the Funds of the Notes as a vehicle for such investments benefits the Funds and their shareholders.

[32] Applicants do not believe that existing Staff no-action guidance relating to joint investments made by registered investment companies with affiliated persons (e.g., Massachusetts Mutual Life Insurance Company (pub. avail. June 7, 2000)) is applicable to the circumstances underlying this Application.

[33]See Rule 17d-1(c); 17 C.F.R. 270. 17d-1(c) (requiring participation in “enterprise or undertaking” or sharing of profits); In re Steadman Security Corp., 1974-75 Fed. Sec. L. Rep. (CCH) P 80,038 at 84,848 (Dec. 20, 1974) (stating that Rule 17d-1 “is concerned with joint enterprises or joint arrangements that are in the nature of a joint venture, i.e., that involve the element of seeking to realize a profit or gain through the investment of funds.”); SEC v. Talley Industries, Inc., 1967-1969 Transfer Binder, Fed. Sec. L. Rep. (CCH) 92,240, at 97,103 (2d Cir. 1968) (requiring “some element of ‘combination’” for Section 17(d) to apply), cert. denied, 393 U.S. 1015 (1969).

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In addition, Applicants represent that the Requested Order is in the interests of the public generally, in that it will facilitate a program that focuses on the development of economic opportunities through financial support of financial intermediaries, community development organizations, and other social enterprises as a means to furthering economic development in undeveloped communities.

IX.	DISCUSSION OF APPLICABLE PRECEDENT

The Commission has, in the past, issued orders in circumstances similar to those presented here. The most recent of these is an order granted in 2001 and a related amended order granted in 2012 to Praxis Mutual Funds (the “2012 Praxis Order”).[34] As previously noted, the Commission also previously granted similar relief to the Calvert Funds and CIC in the 1998 Order.[35] These orders are substantially similar to each other and to the Requested Order.

The facts underlying Praxis Mutual Funds’ application were very similar to those presented here. In the 2012 Praxis Order, Praxis Mutual Funds had a disclosed policy of participating in community development investing (which is a type of HSI investing); Praxis Mutual Funds sought an efficient and cost-effective means of engaging in community development investing by purchasing securities issued by Everence Community Investments, Inc. (“ECI”), an affiliated not-for-profit entity dedicated to community development investing and related endeavors; and the securities to be issued by ECI were to be offered to Praxis Mutual Funds in principal amounts and terms to maturity selected by the Praxis Mutual Funds.

There are, however, certain differences between the Praxis Mutual Funds application, as well as the facts underlying the 1998 Order, and the instant Application. Applicants assert that these differences do not render the Praxis Mutual Funds application or the 1998 Order inapplicable as precedent for the Requested Order.

First, at the time of the 1998 Order, CIC and the Calvert Funds were potentially affiliated as a result of common board membership.[36] At present, the board membership overlap and other connections have been substantially reduced[37] and are expected to continue to decrease as the term limits for CIC Board members expire.[38] In the Praxis Mutual Fund application, the foundation and funds were second-tier affiliates within the meaning of Section 17 of the 1940 Act due to the common control of ECI and the Praxis Mutual Funds’ investment adviser. Although the means of potential affiliation between CIC and the Funds have changed since 1998, the Applicants assert that this should not affect the scope of the relief requested, as both circumstances represent potential affiliation relationships within the meaning of the 1940 Act, with the changes serving to decrease the potential affiliation.

Second, at the time of the 1998 Order, the Calvert Funds were allowed to choose the interest rate, within a specified range and corresponding to the maturity of the Existing Notes, that they would like to receive on their respective investment. The Praxis Mutual Funds did not have the ability to select a specific rate of return on the variable rate notes in which they proposed to invest. Here, the Funds invest

[34] Investment Company Act Release Nos. 2563 (November 14, 2001) (notice) and 25315 (December 11, 2011) (order); Investment Company Act Release Nos. 30042 (April 23, 2012) (notice) and 30066 (May 21, 2012) (order).

[35] Investment Company Act Release Nos. 23306 (July 8, 1998) (notice) and 23376 (Aug. 4, 1998) (order).

[36] All members of the Calvert Funds’ Board and CIC’s Board were the same, with the exception of one board member.

[37] Presently, there is only one common board members between the Funds’ Board and the CIC Board (who is also the chief executive officer of CRM), along with one member of the Calvert Funds’ Board that serves as a director emeritus of the CIC Board. In addition, two directors and one director emerita on the CIC Board serve on the Advisory Council to the Funds’ Board, as described more fully above. In addition to the board overlap noted here, a second officer of CRM (in addition to the chief executive officer) serves on the CIC Board and is a portfolio manager for a series of Calvert Management Series.

[38] The term limits are expected to result in one Advisory Council member’s CIC term to expire at the end of each of 2019 and 2020.

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in fixed rate notes for which each respective Fund selects a maturity date and receives a corresponding fixed rate of interest. Applicants assert that the ability to select a specific rate of return is a matter relevant to a determination of whether the purchase of the Notes is appropriate in light of the investment policies and objectives (including the social objectives) of the individual Funds; it is not an indication of whether the proposed purchase of the Notes is inconsistent with the policies and purposes underlying the 1940 Act or of any increased potential for overreaching on the part of any party to the proposed transactions.

Third, in this instance, in response to requests from intermediaries for information about impact investing or CIC, representatives of a limited purpose broker-dealer affiliated with the Adviser may direct such intermediaries to CIC. Neither CRM nor the affiliated broker-dealer would receive any compensation in connection with the foregoing activity and neither CRM nor the affiliated broker-dealer anticipates involvement in suitability determinations or in selling the Notes directly to individuals or organizations on an agency basis. Further, CRM represents that the above-described activities of its affiliated broker-dealer would not affect the value of, or interest paid under the terms of, any Note purchased by a Fund in reliance on the Requested Order. CIC will continue to undertake the analysis, placing, and processing of prospective investments in HSI through the CIN Program. As such, the Applicants do not believe this arrangement should affect the relief requested.

X.	CONDITIONS TO REQUESTED RELIEF

Applicants agree that the Requested Order will be subject to the following conditions:

1.       The Funds’ Board will be responsible for reviewing the CIN Program not less frequently than annually. The Funds may continue to participate in the CIN Program through investment in the Notes only if, at the time of such review, the Funds’ Board concludes that (i) continued participation in the CIN Program by the Funds remains consistent with the investment objectives and policies of each of the Funds; and (ii) such participation is not on a basis that is less advantageous than that of other Noteholders of the same class.

2.       The Funds will invest in the Notes only in accordance with the investment objectives, policies and restrictions of the applicable Fund as disclosed in its registration statement, and the Funds will not be permitted to acquire the Notes to an extent greater than that which is permitted under the terms of their prospectus at the time of such investment and any limits approved by those members of the Funds’ Board who are not “interested persons” of the Funds as defined by Section 2(a)(19) of the 1940 Act.

3.       The Adviser will not invest in CIC by directly purchasing Notes for its own account. Neither the Adviser nor any entity controlling, controlled by, or under common control with (within the meaning of Section 2(a)(9) of the 1940 Act) the Adviser will receive any compensation for the Funds’ investment in the Notes or for services provided to CIC in connection with the Funds’ investment in the Notes, provided that: (i) the market value of the Notes in which the Funds may, from time to time, invest will be included in the calculation of any investment advisory fee payable by a Fund to its Adviser pursuant to the terms of an investment advisory contract that satisfies the requirements of Section 15(a) of the 1940 Act and subject to Section 36 of the 1940 Act, where such fee is calculated based on a percentage of the average daily net assets of any such Fund; and (ii) in response to requests from intermediaries for information about impact investing or CIC, representatives of an entity affiliated with the Adviser may direct such intermediaries to CIC, provided that such activities would not affect the value of, or interest paid under the terms of, any Note purchased by a Fund in reliance on the Requested Order.

17

4.       All Noteholders will participate in the income (losses) generated by the assets underlying the Notes in proportion to their respective investments.

XI.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act, are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibit B-1 through B-2 to this Application. Pursuant to Rule 0-2(f), each Applicant hereby states that its address, and those individuals to whom communications and questions concerning the Application should be directed are set forth on the cover page of this Application.

XII.	REQUEST FOR ORDER

For the foregoing reasons, Applicants respectfully request that the Commission issue an Order pursuant to Sections 6(c) and 17(b) of the 1940 Act and pursuant to Rule 17d-1 under the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the policies and purposes of the 1940 Act.

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IN WITNESS WHEREOF, each of the Applicants has caused this Application to be duly executed as of the date indicated below.

Respectfully submitted,
Dated: May 29, 2019	Calvert Fund By: /s/ Maureen A. Gemma Name: Maureen A. Gemma Title: Secretary
Dated: May 29, 2019	Calvert Impact Fund, Inc. By: /s/ Maureen A. Gemma Name: Maureen A. Gemma Title: Secretary
Dated: May 29, 2019	Calvert Management Series By: /s/ Maureen A. Gemma Name: Maureen A. Gemma Title: Secretary
Dated: May 29, 2019	Calvert Responsible Index Series, Inc. By: /s/ Maureen A. Gemma Name: Maureen A. Gemma Title: Secretary
Dated: May 29, 2019	Calvert Social Investment Fund By: /s/ Maureen A. Gemma Name: Maureen A. Gemma Title: Secretary
Dated: May 29, 2019	Calvert Variable Series, Inc. By: /s/ Maureen A. Gemma Name: Maureen A. Gemma Title: Secretary
Dated: May 29, 2019	Calvert World Values Fund, Inc. By: /s/ Maureen A. Gemma Name: Maureen A. Gemma Title: Secretary
Dated: May 29, 2019	Calvert Research and Management By: /s/ Frederick S. Marius Name: Frederick S. Marius Title: Vice President & Secretary
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EXHIBIT INDEX

Sequential
Page Number

A-l	Authorizing Resolutions of Calvert Funds	A-l
A-2	Authorizing Resolutions of Calvert Research and Management	A-2
B-1	Verification for Calvert Funds	B-1
B-2	Verification for Calvert Research and Management	B-2

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EXHIBIT A-l
Authorization
Rule 0-2(c)(1)

CALVERT FUNDS

In accordance with Rule 0-2(c) under the Investment Company Act of 1940 (the “1940 Act”), the undersigned hereby certifies that she is the duly elected Secretary of of each of Calvert Fund, Calvert Impact Fund, Inc., Calvert Management Series, Calvert Social Investment Fund, Calvert Responsible Index Series, Inc., Calvert Variable Series, Inc., and Calvert World Values Fund, Inc. (each, a “Calvert Fund” and collectively, the “Calvert Funds”) and that, with respect to the attached application for exemption from the provisions of the 1940 Act, the rules and forms thereunder, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents of the Calvert Funds have been taken and the person signing and filing the Application on behalf of the Calvert Funds is fully authorized to do so; and that the board of directors/board of trustees of each of the Calvert Funds (the “Board”) adopted the following votes on December 4, 2018, which votes remain in full force and effect:

VOTED:	That the appropriate officers of the Calvert Funds, with the assistance of legal counsel, be, and they hereby are, authorized to prepare, execute, and file an exemptive application, and any amendments thereto, with the Securities and Exchange Commission on behalf of the Funds, (i) pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended, (the “1940 Act”), granting an exemption from the provisions of Section 17(a)(1) and Section 17(a)(2) of the 1940 Act; and (ii) pursuant to Rule 17d-l under the 1940 Act permitting certain transactions in accordance with Section 17(d) and Rule 17d-l(b) thereunder, or from any other provision of the 1940 Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to the Calvert Funds that will allow each Fund, as applicable, to invest a portion of its net assets in notes issued by Calvert Impact Capital, Inc., the execution and filing of such application and any amendment thereto to be conclusive evidence of the Board’s authorization hereby; and be it further

VOTED:	That the appropriate officers of the Calvert Funds are hereby authorized, with the advice of counsel, to take all necessary, appropriate, or desirable actions, consistent with the objective of the Board, to carry out the foregoing resolution.

In witness whereof, I hereunto set my name on May 29, 2019.

By:  /s/ Maureen A. Gemma
Name:   Maureen A. Gemma
Title:  Secretary

A-1

EXHIBIT A-2
Authorization
Rule 0-2(c)(1)

CALVERT RESEARCH AND MANAGEMENT

In accordance with Rule 0-2(c) under the 1940 Act, the undersigned states that all actions necessary to authorize the execution and filing of this Application by Calvert Research and Management under the governing documents of Calvert Research and Management have been taken, and that as Vice President & Secretary, he is authorized to execute and file the same on behalf of Calvert Research and Management. He further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

By:   /s/ Frederick S. Marius
Name:   Frederick S. Marius
Title:  Vice President & Secretary

Date: May 29, 2019

A-2

EXHIBIT B-1

VERIFICATION

The undersigned, being duly sworn, deposes and says that she has duly executed the attached application, dated May 29, 2019, for and on behalf of each of Calvert Fund, Calvert Impact Fund, Inc., Calvert Management Series, Calvert Social Investment Fund, Calvert Responsible Index Series, Inc., Calvert Variable Series, Inc., and Calvert World Values Fund, Inc. (each, a “Calvert Trust” and collectively, the “Calvert Trusts”); that she is the Secretary of each of each Calvert Trust; and that all action by directors/trustees necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

By:  /s/ Maureen A. Gemma
Name:   Maureen A. Gemma
Title:  Secretary

Date: May 29, 2019

B-1

EXHIBIT B-2

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application, dated May 29, 2019, for and on behalf of Calvert Research and Management (“CRM”); that he is the Vice President and Secretary of CRM; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

By:   /s/ Frederick S. Marius
Name:   Frederick S. Marius
Title:  Vice President & Secretary

Date: May 29, 2019

B-2